Stream Global Services, Inc.

20 William Street, Suite 310

Wellesley, MA 02481

November 9, 2009

By EDGAR Transmission

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 6010

Washington, D.C. 20549

Attention: Larry Spirgel

Re:	Stream Global Services, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 17, 2009
File No. 001-33739

Ladies and Gentlemen:

On behalf of Stream Global Services, Inc. (the “Company”), I am writing in response to comments contained in the letter dated November 5, 2009 (the “Letter”) from Larry Spirgel of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to R. Scott Murray, the Company’s Chairman and Chief Executive Officer. The responses set forth below are keyed to the numbering of the comments and the headings used in the Letter.

Form 10-K for fiscal year ended December 31, 2008

Item 1. Business, page 8

1.	We note that your disclosure on page 8, 12 and in the Notes to the Financial Statements on page 71 discussing three major customers who accounted for approximately 17%, 17% and 12% respectively, of your revenues for the year ended December 31, 2008. In future filings, please identify customers whose sales generate 10% or more of the company’s revenues, as appropriate. We note that you have previously disclosed the identity of these clients. Refer to Item 101(c)(1)(vii) of Regulation S-K. In addition, please file your material contract(s) with these customers or explain to us why you determined you were not required to file them pursuant to Item 601(b)(10) of Regulation S-K.

Response:	With respect to the Staff’s comment regarding the identity of the Company’s major customers, the Company informs the Staff that in future filings, it will identify by name each customer to whom sales by the Company equal 10% or more of the Company’s consolidated revenues.

With respect to the Staff’s comment regarding the filing of agreements between the Company and its three major customers for the year ended

Securities and Exchange Commission

November 9, 2009

December 31, 2008, the Company informs the Staff that it analyzes each of its agreements for materiality when it enters into the agreement. The Company has determined that none of these agreements is a material contract required to be filed as an exhibit under Item 601(b)(10) of Regulation S-K. Such agreements are the kind that ordinarily accompany the kind of business conducted by the Company, and none of these agreements fall within any of the enumerated categories under Item 601(b)(10)(ii) that would disqualify them from the ordinary course exception.

Definite Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Summary Compensation Table, page 26

2.	It appears that amounts that you have characterized a bonus awards to your executive officers are based on satisfaction of performance targets that were pre-established and communicated to your executives. Therefore, in future filings, these amounts should be reported in your summary compensation table as non-equity incentive plan awards. Amounts disclosed under the bonus column should only be awards that were purely discretionary without correlation to satisfaction of specific performance measures. If you disagree, please provide an analysis as to why you believe these amounts should be characterized as bonus awards rather than non-equity incentive plan awards. For further guidance, see Question 119.02 in our Regulation S-K Compliance and Disclosure Interpretations, available on our website as http://www.sec.gov/divisions/corpfin/cfguidance.shtml#regs-k.

Response:	The Company will consider and comply with this comment in future filings.

* * *

As requested in the Letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone either the undersigned at (781) 304-1800, or Mark G. Borden of WilmerHale, the Company’s outside counsel, at (617) 526-6675.

Very truly yours,

/s/ R. Scott Murray
R. Scott Murray, Chairman and Chief Executive Officer

cc: Mark G. Borden, Esq.